Exhibit (d)(2)(ii)

June 30, 2025

Loomis Sayles Funds II

Loomis Sayles Investment Grade Bond Fund

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Attn: Susan McWhan Tobin, Secretary, Clerk & Chief Legal Officer

Re: Loomis Sayles Investment Grade Bond Fund Advisory Agreement Addendum

Dear Mr. Giunta:

The Advisory Agreement dated October 30, 2000 between Loomis Sayles Funds II (the “Trust”), with respect to its Loomis Sayles Investment Grade Bond Fund (the “Series”), and Loomis, Sayles & Company, L.P. (the “Adviser”) is hereby revised, effective July 1, 2025, to delete Section 7 and to replace it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Adviser hereunder, the Trust shall pay the Adviser compensation at the annual percentage rate of 0.40% of the first $15 billion of the average daily net assets of the Series and 0.35% over $15 billion of such assets, respectively, or such lesser rate as the Adviser may agree to from time to time. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Trust may from time to time determine and specify in writing to the Adviser. The Adviser hereby acknowledges that the Trust’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Loomis, Sayles & Company, L.P.

By: Loomis, Sayles & Company, Inc., its general partner

By:	/s/ Gregory Woodgate
Gregory Woodgate

Title:	Chief Accounting Officer, Finance
Director and Treasurer

ACCEPTED AND AGREED TO:
Loomis Sayles Funds II, on behalf of
Loomis Sayles Investment Grade Bond Fund

By:	/s/ Susan McWhan Tobin
Susan McWhan Tobin

Title:	Secretary, Clerk & Chief Legal Officer

Date:	June 30, 2025